# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: FinVolution Group, CIK 0001691445
CUSIP: 31810T101
Title of class of securities: Class A Ordinary Shares, par value US$0.00001 per share
Address of issuer's principal executive offices: Building G1, No. 999 Dangui Road, Pudong New District, Shanghai, China (F4), 201203
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001104659-24-023399
Filed by CIK 0001446580

## Reporting persons
- Susquehanna Fundamental Investments, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 194,420; shared voting power 82,661,230; sole dispositive power 194,420; shared dispositive power 82,661,230; aggregate amount beneficially owned 82,661,230 (11.3% of the class)
  Comment: Susquehanna Securities, LLC, an independent broker-dealer, and Susquehanna Fundamental Investments, LLC may be deemed a group. For purposes of this report, we have indicated that each reporting person has sole voting and dispositive power with respect to the shares beneficially owned by it and that the reporting persons have shared voting and dispositive power with respect to all shares beneficially owned by all of the reporting persons. Each of the reporting persons disclaims beneficial ownership of shares owned directly by another reporting person.
- Susquehanna Securities, LLC: type of reporting person: broker-dealer (BD), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 82,466,810; shared voting power 82,661,230; sole dispositive power 82,466,810; shared dispositive power 82,661,230; aggregate amount beneficially owned 82,661,230 (11.3% of the class)
  Comment: Susquehanna Securities, LLC, an independent broker-dealer, and Susquehanna Fundamental Investments, LLC may be deemed a group. For purposes of this report, we have indicated that each reporting person has sole voting and dispositive power with respect to the shares beneficially owned by it and that the reporting persons have shared voting and dispositive power with respect to all shares beneficially owned by all of the reporting persons. Each of the reporting persons disclaims beneficial ownership of shares owned directly by another reporting person.

## Item 1. Issuer
Name of issuer: FinVolution Group
Address of issuer's principal executive offices:
Building G1, No. 999 Dangui Road,
Pudong New District, Shanghai 201203,
The People's Republic of China

## Item 2. Person Filing
Name of person filing:
This statement is filed by the entities listed below, who are collectively referred to herein as "Reporting Persons" with respect to the shares of Class A Ordinary Shares, par value US$0.00001 per share (the "Shares"), of FinVolution Group (the "Company").

(i) Susquehanna Fundamental Investments, LLC
(ii) Susquehanna Securities, LLC
Address of principal business office or, if none, residence:
The address of the principal business office of each of Susquehanna Fundamental Investments, LLC and Susquehanna Securities, LLC is:

401 E. City Avenue
Suite 220
Bala Cynwyd, PA 19004
Citizenship: Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: broker-dealer (BD)

## Item 4. Ownership
Amount beneficially owned:
The information required by this Item 4(a) is set forth in Row 9 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

The number of Shares reported as beneficially owned by Susquehanna Fundamental Investments, LLC consists of 38,884 ADSs. The number of Shares reported as beneficially owned by Susquehanna Securities, LLC consists of 16,493,362 ADSs. Each ADS represents five (5) Shares.

The Company's Annual Report on Form 20-F, filed on April 25, 2024, indicates that there were 730,025,219 Shares outstanding as of March 31, 2024.
Percent of class: 11.3
Sole power to vote or to direct the vote: The information required by this Item 4(c)(i) is set forth in Row 5 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.
Shared power to vote or to direct the vote: The information required by this Item 4(c)(ii) is set forth in Row 6 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.
Sole power to dispose or to direct the disposition: The information required by this Item 4(c)(iii) is set forth in Row 7 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.
Shared power to dispose or to direct the disposition: The information required by this Item 4(c)(iv) is set forth in Row 8 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
EXHIBIT INDEX

EXHIBIT DESCRIPTION
________ ________
I Joint Filing Agreement*

* Previously filed

## Signatures
- Susquehanna Fundamental Investments, LLC: /s/ Brian Sopinsky, Brian Sopinsky, Assistant Secretary (02/13/2025)
- Susquehanna Securities, LLC: /s/ Brian Sopinsky, Brian Sopinsky, Secretary (02/13/2025)